Exhibit 16.3

De Leon & Company, P.A. CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS 510 NW 159th Lane Pembroke Pines, Florida 33028 (954) 445-6478 fax (954) 438-6481
The CPA, Never Underestimate the value

January 7, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC

RE:	Commission File # 000-32673
Trans World Benefits International, Inc.

We have read the form 8-K Amendment 1 of Trans World Benefits International, Inc. Dated on or around January 6, 2009. We agree with such filing under item 4.01 items (c) and (e) as it regards our firm. We have no basis to agree or disagree with item (a) or (d) except as noted below. As to item (b) we disagree as follows:

Item (a)
We informed the company prior to dismissal that we would no longer perform services for the Company until such time outstanding fees were paid.

Item (b)
For the fiscal year ended June 30, 2007 and interim periods ending on December 31, 2007 there were no disagreements with the Company regarding the use of accounting principles or practices, financial statement disclosure or accounting scope or procedures which disagreements if not resolved to our satisfaction would have caused us to make references in our report. We did not conduct any services from the fiscal periods from March 31, 2008 through September 30, 2008 including the annual report on June 30, 2008 nor did we consult with management regarding the application of accounting principles or disclosures and therefore had no basis to agree or disagree with management. We had declined to provide services to the Company for non-payment of fees.

Sincerely,

/s/ De Leon & Company, P.A.

De Leon & Company, P.A.
Certified Public Accountants